[Dewey & LeBoeuf LLP Letterhead]
January 20, 2010
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Reynolds
Assistant Director

	Re:	The Talbots, Inc.
Registration Statement on Form S-4
Filed December 23, 2009
File No. 333-163955

Dear Mr. Reynolds:
     On behalf of our client, The Talbots, Inc. (“Talbots”), we are submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 15, 2010, with respect to the registration statement on Form S-4 filed with the Commission on December 23, 2009 (SEC File No. 333-163955) (the “Form S-4”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Form S-4, and we have enclosed five courtesy copies of such Amendment No. 1 marked to reflect changes from the Form S-4.
     In this letter, each of the Staff’s comments is indicated in italics, followed by Talbots’ and, where applicable, BPW Acquisition Corp.’s (“BPW”) responses thereto. Page number references in the responses below are to the marked copies of Amendment No. 1 to the Form S-4.
General
1.	We note that you plan on filing a separate S-4 for the warrant exchange offer. Please advise us as to the proposed timing of filing this Form S-4. In addition, we note that this registration statement covers the common stock underlying the warrants to be issued as part of the warrant exchange offer, which will be registered in a separate registration statement. Please provide the basis for including the common stock underlying the warrants in this registration statement and why they are being included.

Division of Corporation Finance
Securities and Exchange Commission
January 20, 2010

     We advise the Staff that Talbots intends to file the separate S-4 for the warrant exchange offer promptly following the effectiveness of the Form S-4. In addition, we advise the Staff that the cover page to Amendment No. 1 to the Form S-4 has been revised to remove reference to the registration of the shares of common stock underlying the warrants to be issued as a part of the warrant exchange offer and such shares will be registered on the separate S-4 for the warrant exchange offer.
Questions and Answers for BPW Stockholders, page two
2.	While you have stated the number of warrants held by the sponsors of BPW on page five, you have not stated the shares of common stock held by BPW. Please revise to disclose. In addition, we note that the sponsors have agreed to surrender 1,776,498 shares of common stock for no consideration. If the sponsors currently hold or may acquire additional shares to hold more than this amount, please explain throughout the prospectus how the excess shares will be treated in the merger. In addition, clearly indicate the number of founders’ shares and the number of other shares held by the sponsors.
     In response to the Staff’s comment, we have revised the disclosure in the BPW Notice of Special Meeting of Stockholders and on pages 5, 9, 38 and 77 of Amendment No. 1 to the Form S-4. We respectfully advise the Staff that we understand this comment is meant to address disclosure of the number of shares of BPW common stock held by the sponsors of BPW, rather than the number of such shares held by BPW. The number of shares of BPW common stock held by the sponsors was omitted from the Form S-4 because, at the time of that filing, there was a possibility that the sponsors would be required to purchase additional shares of BPW common stock pursuant to the Rule 10b5-1 stock purchase plans discussed at page 78 of Amendment No. 1 to the Form S-4. However, as discussed at page 78 of Amendment No. 1 to the Form S-4, the period of time in which the sponsors could be required to purchase additional shares of BPW common stock pursuant to the Rule 10b5-1 stock purchase plans terminated on January 14, 2010, the business day immediately preceding the record date for the special meeting of BPW stockholders. The sponsors were not required to purchase any shares under these stock purchase plans. Therefore, we have revised the disclosure to indicate the number of shares held by the sponsors.
3.	We note that the Form S-1 for BPW on page 98 stated that “in no event will any of our existing officers, directors, stockholders or advisors, or any entity with which they are affiliated, earn or be paid, or awarded any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of our initial business combination.” However, you disclose on page six that Perella Weinberg will receive advisory fees for advisory services related to the merger. Please discuss the potential repercussions, and advise us as to the considerations given to adding a risk factor.

Division of Corporation Finance
Securities and Exchange Commission
January 20, 2010

     We advise the Staff that, as noted in the Form S-4, Perella Weinberg was engaged by Talbots in February 2009 to advise on refinancing Talbots’ existing indebtedness and on related strategic alternatives in general. For services rendered with respect to strategic alternatives between February 2009 and September 2009 Talbots paid Perella Weinberg compensation of $2,500,000. In September 2009, following AEON’s notice to Talbots that AEON desired to divest its debt and equity interests in Talbots assuming AEON could identify and structure an appropriate transaction, Perella Weinberg was separately engaged by the Talbots audit committee to assist in exploring strategic alternatives for Talbots.
     The total compensation payable by Talbots to Perella Weinberg as a result of the BPW transaction, including the related GE Capital credit facility, is approximately $9,000,000. Such compensation is contingent upon the closing of the applicable transactions. All such fees apply equally to any similar transactions engaged in by Talbots whether or not involving BPW.
     BPW is not a party to these engagements and will not pay any fees to Perella Weinberg in connection with the merger or the related transactions. We have revised the disclosure on pages 5, 6, 9, 10 and 38 of Amendment No. 1 to the Form S-4 to add information regarding the amounts payable to Perella Weinberg, and that portion which is contingent upon the completion of the merger (or a similar transaction). We have also revised the disclosure on page 30 of Amendment No. 1 to the Form S-4 to add specific information regarding fees payable to Perella Weinberg to the “Risk Factors” section of the prospectus.
Summary, page seven
4.	Please provide more specificity regarding the interests of certain BPW directors and officers in the merger. For example, state the specific amount of common stock and warrants held by BPW sponsors, non-sponsor founders, and BPW’s other officers and directors that would be worthless if a merger were not completed. Also, add disclosure regarding the warrants held by sponsor founders that will be converted into Talbots common stock, and the common stock held by the sponsor and non-sponsor founders in excess of the amount to be surrendered for no consideration, if any. Please state the amount of warrants held by non-sponsor founders. Lastly, specify the total compensation to be paid to Perella Weinberg as a result of this transaction and specify the amount that is contingent upon completion of the merger. Revise similar disclosure beginning on page 52.
     In response to the Staff’s comment, we have revised the disclosure on pages 5, 9, 10, 57 and 58 of Amendment No. 1 to the Form S-4 filing.

Division of Corporation Finance
Securities and Exchange Commission
January 20, 2010

5.	Please discuss the reasons for Talbots and BPW engaging in this transaction. See Item 4(a)(2) of Form S-4.
     In response to the Staff’s comment, we have revised the Form S-4 to include in the “Summary” section a discussion of each of Talbots’ and BPW’s reasons for engaging in the transaction on page 7 of Amendment No. 1 to the Form S-4.
Selected Historical Financial Data of BPW, page 17
6.	Please expand the table to include the data required by Item 301 of Regulation S-K. In this regard, present balance sheet data as of December 31, 2007 and statement of operations data from October 12, 2007 to December 31, 2007, and from inception to September 30, 2009.
     In response to the Staff’s comment, we have revised the disclosure on page 18 of Amendment No. 1 to the Form S-4.
Unaudited Pro Forma Condensed Combined Financial Information, page 18
7.	We note in Note 1 on page 24 that you assumed the merger consideration transferred to be the approximate fair value of the assets acquire and liabilities assumed from BPW. Please describe how the final measurement of the merger consideration and the number of shares issued to BPW shareholders may change based on changes in the fair value of Talbots’ stock price.
     Talbots expects that the number of shares of Talbots common stock to be issued to BPW stockholders will change based on changes in the Talbots stock price as determined through application of the exchange ratio. BPW stockholders will receive a range of 0.9000 to 1.3235 shares of Talbots common stock in exchange for each share of BPW common stock, as determined by a calculation based upon Talbots' volume weighted average stock price for a defined period prior to the BPW stockholders meeting. Depending upon the calculated exchange ratio, Talbots will issue a minimum of 38.3 million shares of common stock and 15.8 million warrants (e.g., if the Talbots share price is $12.50 or more per share) and a maximum of 56.3 million shares of common stock and 23.2 million warrants to the BPW shareholders (e.g., if the Talbots share price is $8.50 or less per share). Talbots does not expect that the fair value of the assets acquired and liabilities assumed will change in a way that affects the merger consideration given.
     BPW is merging with and into a wholly owned subsidiary of Talbots, and Talbots was determined to be the accounting acquirer. The accounting for the transaction will be similar to that of a capital infusion as the only significant pre-combination asset of BPW is the cash and cash equivalents, which are already recognized by BPW at fair value, obtained from BPW’s investors. No intangibles or goodwill will arise through the accounting for the transaction. The accounting is the equivalent of Talbots issuing shares of common stock for the net monetary assets of BPW. Accordingly, Talbots will record the equity issued in exchange for BPW based on the value of the net monetary assets received as of the closing date.
     In response to the Staff’s comment, we have added disclosure on pages 24, 25 and 86 of Amendment No. 1 to the Form S-4.
The BPW Special Meeting, page 32
Conversion Rights, page 36
8.	We note that BPW stockholders must deliver their stock certificates, or deliver their shares electronically, to BPW’s transfer agent by a certain date to exercise their conversion rights. We also note BPW’s disclosure on page 78 of its prospectus dated February 26, 2008, indicating that BPW would notify its stockholders on a Form 8-K if it imposes this delivery requirement. Please confirm whether BPW will file the Form 8-K, and, if so, please indicate the proposed timing. We also note that the Form S-1 states that you would only require that shares be tendered for conversion if “the stockholders receive the proxy solicitation materials at least 20 days prior to the meeting date.” Please advise whether the company will comply with this 20 day period.
     The Staff is supplementally advised that, in accordance with the disclosure in BPW’s prospectus dated February 26, 2008, BPW intends to notify its stockholders of the delivery requirement in connection with any exercise of conversion rights by filing a Current Report on

Division of Corporation Finance
Securities and Exchange Commission
January 20, 2010

Form 8-K on or shortly after the date that the Form S-4 is declared effective and the prospectus included therewith is mailed to BPW stockholders. The Staff is further supplementally advised that BPW will comply with the 20 day period, as the special meeting of BPW stockholders is expected to be scheduled 20 business days after the date BPW expects to mail the proxy solicitation materials to BPW stockholders.
The Merger Proposal, page 39
9.	Please disclose when you contacted the various SPACs to evaluate potential interest in a transaction with Talbots and how many SPACs were contacted. In addition, please specify when BPW was first made aware of a potential transaction with Talbots. Also, clarify with more specificity the preliminary discussions that occurred in mid-October and the meetings and discussions that occurred in November.
     In response to the Staff’s comment, we have revised the disclosure on pages 43 and 44 of Amendment No. 1 to the Form S-4.
Opinion Rendered by Financo to the BPW Board of Directors, page 44
10.	Please disclose the projections that were used by Financo in rendering its opinion. For instance we note that the discount cash flow analysis “used management estimates provided by Talbots.”
     In response to the Staff’s comment, we have revised the disclosure on pages 53 and 54 of Amendment No. 1 to the Form S-4.
11.	We note that Financo has provided the implied value of Talbots as a whole based upon each valuation model used. However, it is unclear how this information relates to the value placed upon the shares to be issued in this transaction. Please revise to clarify.
     In response to the Staff’s comment, we have added disclosure to page 54 of Amendment No. 1 to the Form S-4 to explain how the implied value of Talbots as a whole relates to the value placed on each share to be issued in the transaction.
12.	In discussing the comparable public companies analysis and the precedent transactions analysis, please clarify the criteria used to select these comparable companies and transaction. Please explain whether the criteria was consistently applied and to the extent that any companies or transactions fit within the criteria but were not included in Financo’s analyses, please explain why not.
     In response to the Staff’s comment, we have added disclosure on pages 50, 51, 52 and 53 of Amendment No. 1 to the Form S-4 clarifying the criteria used to select comparable companies and precedent

Division of Corporation Finance
Securities and Exchange Commission
January 20, 2010

transactions, and have explained whether and why certain companies were not included in Financo’s analysis.
13.	Please identify on page 47 the “selected range of multiples” that Financo applied to corresponding metrics of Talbots to derive a reference range for implied enterprise value for both the comparable companies analysis and the precedent transactions analysis. Please clarify how the range of multiples was selected. In addition, we note that Financo considered in the comparable companies analysis the fact that Talbots is the only company in this group of comparable companies that operates all aspects of its credit card program in-house and that this impacted its determination of the reference range. Please clarify how this factor impacted the reference range and the reason for this impact.
     In response to the Staff’s comment, we have added disclosure on pages 52 and 53 of Amendment No. 1 to the Form S-4 that describe how the selected range of multiples used in the comparable company analysis and precedent transaction analysis differ from the statistical high and low multiples implied by the set of comparable companies or precedent transactions, as applicable. We have also described how Financo took into account Talbots’ credit card operations in these analyses.
14.	Please revise to identify the range for each calculation of the selected comparable companies and precedent transactions derived by Financo, not just the positive numbers. Then, clarify those calculations considered in determining the implied enterprise value and why those calculations were considered.
     In performing the comparable companies and precedent transaction analysis, Financo used those financial metrics that were of a sufficient positive magnitude to result in meaningful valuation ranges. In response to the Staff’s comment, we have clarified the disclosure on pages 51 and 53 of Amendment No. 1 to the Form S-4 accordingly.
15.	Please explain how Financo selected the discount rates and EBITDA terminal multiples in the discounted cash flow analysis.
     In response to the Staff’s comment, we have added disclosure to pages 53 and 54 of Amendment No. 1 to the Form S-4 describing how Financo selected the discount rates and EBITDA terminal multiples in the discounted cash flow analysis.
16.	Please quantify the compensation received or to be received by Financo.

Division of Corporation Finance
Securities and Exchange Commission
January 20, 2010

     In response to the Staff’s comment, we have added disclosure quantifying Financo’s compensation on page 55 of Amendment No. 1 to the Form S-4.
Exhibits
17.	Please include the GE Capital Commitment Letter in the exhibits index, incorporating by reference as appropriate. In addition, we note that the Commitment Letter refers to the Fee Letter. Please file the Fee Letter as an exhibit or advise.
     In response to the Staff’s comment, we have included the GE Capital Commitment Letter in the exhibit index. Talbots believes that the content of the fee letter is not material to stockholders because the fees covered by the fee letter are reflected in the aggregate amount of fees taken into account when calculating the total amount of cash required to complete the transaction, as disclosed under the heading “The Debt Commitment Letter-Interest Rate and Fees” on page 80 of Amendment No. 1 to the Form S-4. The closing fees will be netted from the closing wires, automatically satisfying this condition at funding. Accordingly, stockholders have been given the appropriate information regarding the impact of the fees to be paid in connection with the financing and there are no other material conditions in the fee letter necessary to disclose to stockholders. In addition, Talbots respectfully submits that it is not customary to file the fee letter in these types of transactions.
18.	Please file Appendix D in its entirety. We note that Exhibit A, the written consent, has not been filed with the Appendix.
     In response to the Staff’s comment, the written consent has been included as Appendix H to Amendment No. 1 to the Form S-4.
19.	It is unclear why Exhibit G, the Warrant Exchange Term Sheet, has not been filed with the Agreement and Plan of Merger, as it appears to be material. Please advise or revise.
     In response to the Staff’s comment, the Warrant Exchange Term Sheet has been included as Appendix I to Amendment No. 1 to the Form S-4.
*****
     We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 259-6640 or Ivan J. Presant at (212) 259-7405.
     We thank the Staff in advance for its assistance.

Division of Corporation Finance
Securities and Exchange Commission
January 20, 2010

Sincerely,
/s/ Morton A. Pierce
Morton A. Pierce
Enclosures

cc:	Richard T. O’Connell, Jr., The Talbots, Inc.
Matthew M. Guest, Esq., Wachtell, Lipton Rosen & Katz LLP
Bruce Mendelson, Esq., Akin Gump Strauss Hauer & Feld LLP
Mark Zvonkovic, Esq., Akin Gump Strauss Hauer & Feld LLP